                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ____________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                             ____________________

                      BROOKDALE LIVING COMMUNITIES, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                 112462  10  6
                                (CUSIP Number)

                              Michael W. Reschke
                             77 West Wacker Drive
                                  Suite 4200
                               Chicago, IL 60601
                                (312) 917-1500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                             Wayne D. Boberg, Esq.
                               Winston & Strawn
                             35 West Wacker Drive
                                  Suite 4200
                               Chicago, IL 60601
                                (312) 558-5600

                               December 7, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

                                 SCHEDULE 13D

-----------------------
  CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael W. Reschke
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER - 68,000
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER - 3,919,350
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER - 68,000
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER - 3,919,350
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          Individually beneficially owns vested options to purchase 68,000 shares of common stock, par value $0.01 per share ("Common Stock"). May be deemed to share beneficial ownership of (i) 21,784 shares of Common Stock directly owned by The Prime Group, Inc., (ii) 3,576,933 shares of Common Stock directly owned by Prime Group VI, L.P. and
          (iii) 320,633 shares of Common Stock directly owned by Prime Group II, L.P. by virtue of his ability to control The Prime Group, Inc. and PGLP, Inc., which is the managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          Individually beneficially owns an approximate .7% equity interest in the Issuer, assuming full exercise of options to purchase 68,000 shares of Common Stock. May be deemed to share beneficial ownership of
          (i) the approximate .2% equity interest in the Issuer directly owned by The Prime Group, Inc., (ii) the approximate 35.3% equity interest in the Issuer directly owned by Prime Group VI, L.P. and (iii) the approximate 3.2% equity interest in the Issuer directly owned by Prime Group II, L.P. by virtue of his ability to control The Prime Group, Inc. and PGLP, Inc., which is the managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - IN
14

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                                       2

                                 SCHEDULE 13D

-----------------------
  CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, Unites States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER - 3,576,933
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER - 0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER - 3,576,933
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER - 0
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          3,576,933 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          Approximate 35.3% equity interest in the Issuer

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - PN
14

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                                       3

                                 SCHEDULE 13D

-----------------------
  CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PGLP, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, Unites States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER - 0
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER - 3,897,566
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER - 0
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER - 3,897,566
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          May be deemed to share beneficial ownership of (i) 3,576,933 shares of Common Stock directly owned by Prime Group VI, L.P. and (ii) 320,633 shares of Common Stock directly owned by Prime Group II, L.P. by virtue of its position as managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          May be deemed to share beneficial ownership of (i) the approximate 35.3% equity interest in the Issuer directly owned by Prime Group VI, L.P. and (ii) the approximate 3.2% equity interest in the Issuer directly owned by Prime Group II, L.P. by virtue of its position as managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - CO
14

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                                       4

Item 1. Security and Issuer.

          This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Living
Communities, Inc., a Delaware corporation (the "Company").   The principal
executive offices of the Company are located at 77 West Wacker Drive, Suite 4400, Chicago, Illinois 60601.

Item 2. Identity and Background.

          (a) and (f) This Amendment No. 4 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), and PGLP, Inc., an Illinois corporation ("PGLPI").

          Reschke owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-VI.

          (b)(i) The business address of each of Reschke, PG-VI and PGLPI is:

                 c/o The Prime Group, Inc.
                 77 West Wacker Drive
                 Suite 4200
                 Chicago, Illinois 60601

          (ii) Unless otherwise indicated in paragraph (c)(iii) of this Item 2, the business address of each person listed in paragraph (c)(iii) of this Item 2 is:

                 c/o The Prime Group, Inc.
                 77 West Wacker Drive
                 Suite 4200
                 Chicago, Illinois 60601

          (c)(i) Reschke is the Chairman of the Board, President and Chief Executive Officer and a member of the Board of Directors of The Prime Group, Inc. ("PGI"), the President and a member of the Board of Directors of PGLPI and the Chairman of the Board and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The business address of PGI is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties. The business address of PGRT is 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601. Reschke is also the Chairman of the Board and a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers ("Prime Retail"), and the Company and a member of the Board of Directors of Horizon Group Properties, Inc., a publicly traded corporation involved in the ownership, development and management of factory outlet centers ("Horizon"). The business address of Prime Retail is 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202. The business address of Horizon is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

          (ii) The principal business of each of PG-VI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI:

Name                               Present Principal Occupation or Employment
----                               ------------------------------------------

Robert J. Rudnik.................  Executive Vice President/General Counsel and
                                   Secretary of PGI; Vice President and
                                   Secretary and a member of the Board of
                                   Directors of PGLPI; Executive Vice
                                   President/General Counsel and Secretary and a member of the Board of Directors of the Company

Gary J. Skoien...................  Executive Vice President of PGI; Vice
                                   President of PGLPI; Chairman, President and
                                   Chief Executive Officer of Horizon

Ray R. Grinvalds.................  Senior Vice President/Asset and Development
                                   Management of PGI; Vice President and
                                   Treasurer of PGLPI

Mark K. Cynkar...................  Senior Vice President and Chief Financial
                                   Officer of PGI; Vice President of PGLPI

Warren H. John...................  Vice President of PGI; Vice President and
                                   Assistant Secretary and a member of the Board of Directors of PGLPI

          All of the executive officers and directors of PGLPI are citizens of the United States of America.


          (d) and (e) During the last five years, none of Reschke, PG-VI or PGLPI or any of the directors or executive officers of PGLPI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to a Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), Brookdale Holdings, Inc. and Mark J. Schulte (the "Formation Agreement"), and in connection with the consummation of the Company's initial public offering of Common Stock on May 7, 1997, PGI and PGLP contributed the assets and operations of PGI's senior independent and assisted living division to the Company in exchange for the receipt by PGI and PGLP of 1,382,410 and 320,633 shares of Common Stock, respectively, and the assumption by the Company of certain indebtedness of PGI's senior independent and assisted living division in the aggregate amount of $65,000,000. Reschke owns an approximate 50.75% equity interest in PGI and is the managing general partner of PGLP. The Formation Agreement is identified as Exhibit 99.1 hereto and incorporated herein by reference.

          Pursuant to a Credit Agreement, dated as of May 7, 1997, by and between PG-VI and Healthcare Realty Trust Incorporated, and in connection with the consummation of the Company's initial public offering of Common Stock on May 7, 1997, PG-VI obtained a loan in the aggregate amount of $18,000,000 (the "HRTI Loan"), the proceeds of which were used to finance a portion of PG-VI's May 7, 1997 purchase of 2,500,000 shares of Common Stock at a purchase price of $10.695 per share. The balance of the purchase price for such shares, approximately $8,740,000, was contributed or advanced to PG-VI by its partners. PG-VI repaid the HRTI Loan in full on November 17, 1997.

          On December 18, 1998, (i) PGI transferred 1,233,606 shares of Common Stock to PG-VI and (ii) PG-VI transferred 25,000 shares of Common Stock to Prime Group II, L.P., an Illinois limited partnership ("PG-II"), which in turn transferred such 25,000 shares of Common Stock to Prime Group III, L.P., an Illinois limited partnership ("PG-III"). PGLPI is the managing general partner of PG-III.

          On January 26, 1999, PGLP transferred 90,035 shares of Common Stock to PG-II. PGLPI is the managing general partner of PG-II.

          On April 7, 1999, PGLP transferred 54,441 shares of Common Stock to PG-II.

          On September 8, 1999, PGLP transferred 132,612 shares of Common Stock to PG-II.

          On January 6, 2000, PGLP transferred 43,545 shares of Common Stock to PG-II.

Item 4. Purpose of Transaction.

          PG-VI acquired the shares of Common Stock owned by it to facilitate the formation of the Company and for investment purposes. PGI and PG-II acquired the shares of Common Stock owned by such entities for investment purposes.

          On May 7, 1997, the Company granted to Reschke, as Chairman of the Board of the Company, options to acquire 100,000 shares of Common Stock. The options vest, subject to the satisfaction of certain conditions, at the rate of 25% per year over the four years commencing on the first anniversary of their date of grant and have a term of 10 years. As of May 7, 1999, Reschke's options to purchase 50,000 shares of Common Stock had vested. The exercise price of the options is $11.50 per share.

          On May 21, 1998, the Company granted to Reschke, as Chairman of the Board of the Company, options to acquire 18,000 shares of Common Stock. The options vested immediately on the date of grant and have a term of 10 years. The exercise price of the options is $23.475 per share.

          Except as set forth in this Amendment No. 4 to Schedule 13D, none of Reschke, PG-VI or PGLPI, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI, has any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

Item 5. Interest in Securities of the Issuer.

          (a) Reschke owns vested options to purchase 68,000 shares of Common Stock, which number of shares, assuming full exercise of such vested options, constitutes approximately .7% of the outstanding shares of the Company's Common Stock. PGI beneficially owns 21,784 shares of Common Stock, which number of shares constitutes approximately .2% of the outstanding shares of the Company's Common Stock. PG-VI beneficially owns 3,576,933 shares of Common Stock, which number of shares constitutes approximately 35.3% of the outstanding shares of the Company's Common Stock. PG-II beneficially owns 320,633 shares of Common Stock, which number of shares constitutes approximately 3.2% of the outstanding shares of the Company's Common Stock.

          By virtue of his ability to control PGI and PGLPI, which is the managing general partner of PG-VI and PG-II, Reschke may be deemed to share beneficial ownership of the 21,784, 3,576,933 and 320,633 shares of Common Stock directly owned by PGI, PG-VI and PG-II, respectively. By virtue of its position as managing general partner of PG-VI and PG-II, PGLPI may be deemed to share beneficial ownership of the 3,576,933 and 320,633 shares of Common Stock directly owned by PG-VI and PG-II, respectively.

          (b) Assuming full exercise of Reschke's vested options, Reschke has the sole power to direct the vote and disposition of 68,000 shares of Common Stock directly owned by Reschke. Each of PGI, PG-VI and PG-II has the sole power to direct the vote and disposition of the 21,784, 3,576,933 and 320,633 shares of Common Stock owned by PGI, PG-VI and PG-II, respectively.

          By virtue of his ability to control PGI and PGLPI, which is the managing general partner of PG-VI and PG-II, Reschke may be deemed to share the power to direct the vote and disposition of the 21,784, 3,576,933 and 320,633 shares of Common Stock directly owned by PGI, PG-VI and PG-II, respectively. By virtue of its position as managing general partner of PG-VI and PG-II, PGLPI may be deemed to share the power to direct the vote and disposition of the 3,576,933 and 320,633 shares of Common Stock directly owned by PG-VI and PG-II, respectively.

          (c) Pursuant to the terms and conditions of a Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between PGI and Darryl W. Copeland, Jr., Mr. Copeland received an option (the "PGI Option") to purchase 100,000 shares of Common Stock from PGI (the "PGI Shares") for an aggregate purchase price of $1,000. The PGI Option first became exercisable on May 7, 1998 and has a term of five years.

          Pursuant to the terms and conditions of a Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among PGI, PG-VI and Darryl W. Copeland, Jr. (the "Stock Purchase Agreement"), Mr. Copeland received an option (the "PG-VI Option") to purchase 25,000 shares of Common Stock from PG-VI (the "PG-VI Shares") for an aggregate purchase price of $272,722.50. The PG-VI Option first became exercisable on May 7, 1997 and has a term of three years. As of December 18, 1998, PG-III assumed all of PG-VI's obligations under the Stock Purchase Agreement pursuant to the terms and conditions of an Assumption Agreement, dated as of December 18, 1998, by and between PG-VI and PG-III.

          On December 7, 1999, pursuant to the terms and conditions of an Option Purchase Agreement, dated as of December 7, 1999, by and among, the Company, Darryl W. Copeland, Jr., PGI and PG-III (the "Option Purchase Agreement"), (i) the Company purchased the PGI Option from Mr. Copeland for $1,250,000 and exercised the PGI Option to purchase the PGI Shares from PGI for an aggregate purchase price of $1,000, and (ii) the Company purchased the PG-VI Option from Mr. Copeland for $75,000 and exercised the PG-VI Option to purchase the PG-VI Shares from PG-III for an aggregate purchase price of $272,722.50.

          On January 6, 2000, PGLP transferred 43,545 shares of Common Stock to PG-II.

          Other than as described above, none of Reschke, PGI, PGLPI, PG-VI or PG-II, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than (i) LaSalle National Bank ("LaSalle"), pursuant to the terms and conditions of a Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle (the "LaSalle Pledge Agreement") and (ii) Kemper Investors Life Insurance Company ("Kemper"), pursuant to the terms and conditions of a Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper, as amended by the First Amendment to Pledge and Security Agreement [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper, the Second Amendment to Pledge and Security Agreement [Lake Travis], dated as of February 19, 1997, by and between PG-II and Kemper, the Third Amendment to Pledge and Security Agreement [Lake Travis], dated as of February 19, 1997, by and between PG-II and Kemper, the Fourth Amendment to Pledge and Security Agreement [Lake Travis], dated as of April 9, 1997, by and between PG-II and Kemper, the Fifth Amendment to Pledge and Security Agreement [Lake Travis], dated as of April 7, 1998, by and between PG-II and Kemper, the Sixth Amendment to Pledge and Security Agreement [Lake Travis], dated as of June 15, 1998, by and between PG-II and Kemper, the Seventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of September 30, 1998, by and between PG-II and Kemper, the Eighth Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 31, 1998, by and between PG-II and Kemper (the "Eighth Amendment"), the Ninth Amendment to Pledge and Security Agreement [Lake Travis], dated as of March 31, 1999, by and between PG-II and Kemper (the "Ninth Amendment"), the Tenth Amendment to Pledge and Security Agreement [Lake Travis], dated as of September 1, 1999, by and between PG-II and Kemper (the "Tenth Amendment") and the Eleventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 20, 1999, by and between PG-II and Kemper (the "Eleventh Amendment") (as amended, the "Kemper Pledge Agreement"), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGI, PG-VI or PG-II, except for Reschke, PGI, PG-VI, PGLPI or PG-II.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the terms and conditions of a Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as amended by Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI ("Amendment No. 1 to Registration Rights Agreement") (as amended, the "Registration Rights Agreement"), the Company granted demand and incidental registration rights to PGI, PGLP and PG-VI for the registration of shares of Common Stock owned by PGI, PGLP and PG-VI under the Securities Act of 1933, as amended. Under the Registration Rights Agreement, three demand registrations are permitted during the first five years following the Company's initial public offering of Common Stock and one demand registration per year is permitted each year thereafter until PGI, PGLP and PG-VI collectively own less than 10% of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI, PGLP and PG-VI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI, PGLP and PG-VI included in such registration.

          Pursuant to the terms and conditions of a Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre Bridge Capital L.L.C., a Delaware limited liability company ("Blackacre") (the "Blackacre Stock Option Agreement"), PGI granted to Blackacre an option to purchase 12,500 shares of Common Stock at a price per share equal to the lesser of $12.00 or the average of all closing prices of the Common Stock from the date of the consummation of the Company's initial public offering to that date which is six months after the date of the consummation of the Company's initial public offering. The option first became exerciseable on November 7, 1997, and the term of the option shall continue in effect until May 7, 2000. Blackacre has no rights as a stockholder with respect to such shares until the date of the sale of such shares upon the exercise of such option.

          Pursuant to the terms and conditions of a Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle, as amended by the First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999, by and between PG-VI and LaSalle (the "First Amendment") (as amended, the "Loan Agreement"), PG-VI pledged 3,576,933 shares of Common Stock, together with other collateral, to LaSalle, pursuant to the terms and conditions of the LaSalle Pledge Agreement, in order to secure its obligations under the Loan Agreement. In addition, PGI guaranteed the payment in full of PG-VI's obligations under the Loan Agreement pursuant to a Continuing Unconditional Guaranty made in favor of LaSalle, dated as of December 18, 1998 (the "Continuing Unconditional Guaranty").

          Pursuant to the Eighth Amendment, PG-II pledged 90,035 shares of Common Stock to Kemper in order to secure its obligations under the Limited Recourse Guaranty [Lake Travis] made as of March 22, 1994 in favor of Kemper, as amended by the First Amendment to Limited Recourse Guaranty [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper (the "First Amendment to Limited Recourse Guaranty") (as amended, the "Kemper Guaranty").

          Pursuant to the Ninth Amendment, PG-II pledged 54,441 shares of Common Stock to Kemper in order to secure its obligations under the Kemper Guaranty.

          Pursuant to the Tenth Amendment, PG-II pledged 132,612 shares of Common Stock to Kemper in order to secure its obligations under the Kemper Guaranty.

          Pursuant to the Eleventh Amendment, PG-II pledged 43,545 shares of Common Stock, together with other collateral, to Kemper in order to secure its obligations under the Kemper Guaranty.

          On December 7, 1999, pursuant to the terms and conditions of the Option Purchase Agreement, (i) the Company purchased the PGI Option from Mr. Copeland for $1,250,000 and exercised the PGI Option to purchase the PGI Shares from PGI for an aggregate purchase price of $1,000, and (ii) the Company purchased the PG-VI Option from Mr. Copeland for $75,000 and exercised the PG-VI Option to purchase the PG-VI Shares from PG-III for an aggregate purchase price of $272,722.50.

          Each of the Registration Rights Agreement, Amendment No. 1 to Registration Rights Agreement, the Blackacre Stock Option Agreement, the Loan Agreement, the LaSalle Pledge Agreement, the Continuing Unconditional Guaranty and the First Amendment are identified as Exhibits 99.2, 99.3, 99.4, 99.6,
99.7, 99.8 and 99.9, respectively, and incorporated herein by reference. The Kemper Pledge Agreement, the Kemper Guaranty, the First Amendment to Limited Recourse Guaranty, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment and the Option Purchase Agreement are attached hereto as Exhibits 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16 and 99.17,
respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

          Exhibit No.    Description
          -----------    -----------

          Exhibit 99.1 Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

          Exhibit 99.2 Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.3 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

          Exhibit 99.3 Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI*

          Exhibit 99.4 Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre*

          Exhibit 99.5 Joint Acquisition Statement pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, by Reschke, PGI, PG-VI and PGLPI*

          Exhibit 99.6 Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle*

          Exhibit 99.7 Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle*

          Exhibit 99.8 Continuing Unconditional Guaranty, dated as of December 18, 1998, by PGI in favor of LaSalle*

          Exhibit 99.9 First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999, by and between PG-VI and LaSalle*

          Exhibit 99.10 Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper

          Exhibit 99.11 Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper

          Exhibit 99.12 First Amendment to Limited Recourse Guaranty [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper

          Exhibit 99.13 Eighth Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 31, 1998, by and between PG-II and Kemper

          Exhibit 99.14 Ninth Amendment to Pledge and Security Agreement [Lake Travis], dated as of March 31, 1999, by and between PG-II and Kemper

          Exhibit 99.15 Tenth Amendment to Pledge and Security Agreement [Lake Travis], dated as of September 1, 1999, by and between PG-II and Kemper

          Exhibit 99.16 Eleventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 20, 1999, by and between PG-II and Kemper

          Exhibit 99.17 Option Purchase Agreement, dated as of December 7, 1999, by and among the Company, Darryl W. Copeland, Jr., PGI and PG-III

          _____________________
          *Previously filed.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.


                           /s/ Michael W. Reschke
                           ----------------------
                           Michael W. Reschke


                           Dated: January 19, 2000

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                           PRIME GROUP VI, L.P.

                           By: PGLP, Inc.
                               Managing General Partner

                               By: /s/ Michael W. Reschke
                                  -----------------------
                               Name:  Michael W. Reschke
                               Title: President

                           Dated: January 19, 2000

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                           PGLP, INC.

                           By: /s/ Michael W. Reschke
                              -----------------------
                           Name:  Michael W. Reschke
                           Title: President

                           Dated: January 19, 2000

                                 EXHIBIT INDEX

         Exhibit No.     Description
         -----------     -----------

         Exhibit 99.1 Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

         Exhibit 99.2 Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.3 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

         Exhibit 99.3 Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI*

         Exhibit 99.4 Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre*

         Exhibit 99.5 Joint Acquisition Statement pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, by Reschke, PGI, PG-VI and PGLPI*

         Exhibit 99.6 Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle*

         Exhibit 99.7 Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle*

         Exhibit 99.8 Continuing Unconditional Guaranty, dated as of December 18, 1998, by PGI in favor of LaSalle*

         Exhibit 99.9 First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999, by and between PG-VI and LaSalle*

         Exhibit 99.10 Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper

         Exhibit 99.11 Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper

         Exhibit 99.12 First Amendment to Limited Recourse Guaranty [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper

         Exhibit 99.13 Eighth Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 31, 1998, by and between PG-II and Kemper

         Exhibit 99.14 Ninth Amendment to Pledge and Security Agreement [Lake Travis], dated as of March 31, 1999, by and between PG-II and Kemper

         Exhibit 99.15 Tenth Amendment to Pledge and Security Agreement [Lake Travis], dated as of September 1, 1999, by and between PG-II and Kemper

         Exhibit 99.16 Eleventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 20, 1999, by and between PG-II and Kemper

         Exhibit 99.17 Option Purchase Agreement, dated as of December 7, 1999, by and among the Company, Darryl W. Copeland, Jr., PGI and PG-III

         _______________________
         *Previously filed.

                                       2